Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865

On July 19, 2001, Motient Corporation issued the following press release relating to its quarterly results:

                     ***************************************


                       Motient Corporation (NASDAQ: MTNT)
                                  Press Release



Caution Concerning Forward-Looking Statements

The press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding financial and trend projections, and statements regarding the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc., combined business opportunities and synergies, expected revenues, liquidity, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-4 (File No. 333-63826), Motient's annual report on Form 10K for the year ended December 31, 2000, and Motient's quarterly report on Form 10Q for the quarter ended March 31, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, David H. Engvall, W. Bartlett Snell, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.3% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



                     ***************************************


Contact: Eric Swank                                 David Wonderling
         Vice President, Corporate Planning         Manager, Public Relations
         and Investor Relations                     (703) 716-6375
         (703) 758-6121                             david.wonderling@motient.com
         eric.swank@motient.com


           MOTIENT CORPORATION REPORTS ACCELERATING SUBSCRIBER GROWTH, EXPANDING SERVICE REVENUE AND NARROWED LOSSES FOR SECOND QUARTER 2001

                   Total Subscribers surpass quarter-million,
              fueled by more than 24,000 Wireless Email additions

RESTON, VA. - July 19, 2001 -- Motient Corporation (NASDAQ:MTNT), today reported total gross subscriber additions of approximately 31,500 new devices driven primarily by 35% sequential growth in its wireless email segment, which includes the industry leading eLinkSM and BlackBerry by MotientTM wireless email offerings.

The Motient network now supports more than 250,000 users, which represents quarterly growth in net subscribers of over 24,200. Motient's wireless email segment contributed 24,534 additions for the quarter, in line with estimates and the result of strong partner relationships and a focused direct sales effort.

"Our sales strategy continues to pay dividends. During this past quarter we saw significant contributions from our existing resellers, as well as from new reseller relationships. We are encouraged to see that these partners are focusing more on selling to the high-end business user and the products they are leading with are eLink and BlackBerry by Motient on the Research In Motion devices. In addition, our direct sales force saw continued penetration for eLink and BlackBerry in corporate accounts, specifically a continuation of success in the legal market, and a beginning of this year's UPS rollout. We look forward to continued growth and market penetration from both channels in the subsequent quarters," said Walter V. Purnell, Jr., president and CEO of Motient.

Net service revenues grew to $19.5 million, compared with $18.0 million in the previous quarter and $18.2 million for the second quarter of 2000. Total revenue, including equipment sales, was $23.7 million in the second quarter, compared to $25.7 million for the same quarter in 2000. Operating expenses declined 14% from the prior quarter to $29.4 million leading to a narrowed consolidated EBITDA loss before extraordinary charges of ($11.9) million.

"We've nearly halved the quarterly EBITDA loss during the last two quarters as compared to the fourth quarter of 2000, and at the same time accelerated unit growth. While there was some unplanned downsizing by a couple of our field service accounts that led to uncharacteristic churn levels, record growth in wireless email enabled us to continue accelerated growth," said W. Bart Snell, senior vice president and CFO of Motient.

Motient reported a second quarter consolidated EBITDA loss of ($16.4) million and a consolidated net loss of ($65.5) million, or ($1.32) per share, as compared to an EBITDA loss of ($27.3) million and a net loss of ($40.4) million, or ($0.82) per share, for the same quarter of the previous year. Included in the company's second quarter 2001 results was an inventory write-down of approximately $4.5 million related to RIM 850TM handhelds.

"The inventory write-down, combined with our efforts to secure an improved cost structure for new devices, should heighten our position in the marketplace and adjust our balance sheet to be more representative of the company going forward," said Snell.

The consolidated net loss was also impacted by a ($14.4) million mark to market, non-cash charge on the Rare Medium note, which was issued early in the quarter. The charge is related to the relative change in value of the shares of XM Satellite Radio, into which the note is convertible.

During the first quarter of 2001, Motient took steps to reduce its voting interest in XM below 50%, following approval to do so by the FCC. As a result, Motient no longer consolidates the financial results of XM Radio but records its equity share of XM Radio losses. For the second quarter of 2001, Motient recorded an equity loss of ($10.9) million associated with XM Radio.

Excluding results from XM Radio and unusual items, the company reported a second quarter 2001 consolidated EBITDA loss of ($11.9) million and a net loss of ($34.8) million, or ($0.70) per share, as compared to an EBITDA loss of ($13.9) million and a net loss of ($37.7) million, or ($0.76) per share, for the same quarter of the previous year. Included in the company's consolidated net loss for the second quarter of 2000 were ($13.7) million in operating expenses and depreciation and amortization, $8.9 million in interest income, $3.3 million in minority interest income, and a loss to common shareholders of ($745) thousand in connection with preferred stock dividends paid by XM Radio.


"Progress continues on the Rare Medium acquisition. The proxy statement has been filed with the SEC and the review is in process. The company is anticipating a September closing. In the interim, Motient has drawn the second $25 million tranche of the Rare loan to assist in providing short-term liquidity. In addition, the two companies have undertaken planning in relation to the merger and have begun to make joint customer calls on respective accounts," said Purnell. "Looking forward to our third and fourth quarters, I remain optimistic and anticipate two more quarters of accelerating subscriber growth. Our optimism for the second half of the year is supported by a healthy backlog including a dozen or so new accounts recently signed for BlackBerry and eLink services, several thousand units constituting the rest of this year's portion of the UPS rollout, and continued success from our stable of resellers in point-of-sale as well as wireless email. In addition, we are encouraged by initial feedback of our Lotus version of BlackBerry and expect contribution to sales in the latter part of this year."

The company will hold a conference call at 12:30 p.m. Eastern Daylight Time today to discuss the results. To participate in the call, please dial (1-800-406-5345) 5-10 minutes prior to the scheduled conference call time. The Pass code for the call is 498629.

About  Motient  Corporation
Motient (www.motient.com) owns and operates an integrated terrestrial/satellite network and provides a wide range of two-way mobile and Internet communications services principally to business-to-business customers and enterprises. The company provides eLink and BlackBerryTM by Motient two-way wireless email service to customers accessing email through corporate servers, Internet Service Provider (ISP) and Mail Service Provider (MSP) accounts, and paging network suppliers. Motient serves a variety of markets including mobile professionals, telemetry, transportation, field service, and nationwide voice dispatch offering coverage to all 50 states, Puerto Rico, the U.S. Virgin Islands, and thousands of miles of U. S. coastal waters.

                                      # # #

eLink is a service mark of Motient Corporation. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of, and trademarks of Research In Motion Limited and are used by permission. "BlackBerry by Motient" - used by permission.

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding financial and trend projections, and statements regarding the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc., combined business opportunities and synergies, expected revenues, liquidity, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed merger to be completed or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's filings with the Securities and Exchange Commission, including Motient's registration statement on Form S-4 (File No. 333-63826), Motient's annual report on Form 10-K for the year ended December 31, 2000, and Motient's quarterly report on Form 10-Q for the quarter ended March 31, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrot, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, David H. Engvall, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.



                                                          FINANCIAL HIGHLIGHTS
                                               (In thousands, except per share amounts)
                                                              (unaudited)


----- ---------------------------------------------- ------------------------  ---------------------------------
                                                     Three Months Ended                  Six Months Ended
                                                          June 30,                            June 30,
----- ---------------------------------------------- ------------------------  ---------------------------------
----- ---------------------------------------------- ------------ -----------  ------------------ --------------
                                                         2001        2000             2001             2000
                                                         ----        ----             ----             ----
----- ---------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
Consolidated Income Statement Data
---------------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
Service revenues                                       $19,515     $18,221            $37,522        $35,373
---------------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
Revenue from equipment sales                            $4,142      $7,468             $9,542        $12,486
                                                        ------      ------             ------        -------
---------------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
  Total Revenues                                       $23,657     $25,689            $47,064        $47,859
---------------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
Cost of service and operations                         $19,600     $18,774            $37,764        $36,792
---------------------------------------------------- ------------ ------------ ------------------ --------------
---------------------------------------------------- ------------ ------------ ------------------ --------------
Cost of equipment sold (including $4.5 million         $10,636      $7,949            $16,570        $13,205
inventory write-down for the three and six months
ended June 30, 2001)
---------------------------------------------------- ----------- ------------  ------------------ --------------
---------------------------------------------------- ----------- ------------  ------------------ --------------
Sales and advertising                                   $4,943      $7,620            $14,592        $13,846
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
General and administrative                              $4,867      $5,238            $11,194        $10,765
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Operating expenses from XM Radio consolidation             ---     $13,426                ---        $29,812
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Depreciation and amortization (including $275 and       $8,835      $9,195            $17,385        $18,288
                                                        ------      ------            -------        -------
$539 of Depreciation and amortization relating to
XM Radio for the three and six months ended June
30, 2000)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Operating Loss                                        ($25,224)    ($36,513)          ($50,441)      ($74,849)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Interest and Other Expense, Net (including $8,850     ($14,098)     ($6,078)          ($29,382)      ($15,857)
and $12,998 of Net Interest Income relating to XM
Radio for the three and six months ended June 30,
2000)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Equity in Loss of XM Radio                            ($10,855)          $0          ($23,327)             $0
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
  Unusual Items:
---------------------------------------------------- ---------- ------------   ------------------ --------------
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
      Market adjustment on Rare Medium note call      ($14,448)         ---          ($14,448)            ---
      option
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
      Gain on marketable securities                        ---           $0               ---          $3,925
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
      Gain on conversion of note payable                   ---           $0                ---        $32,854
----- ---------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Minority Interest                                          ---       $3,341                ---        $10,683
                                                           ---       ------                ---        -------
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Consolidated Net Loss before extraordinary item       ($64,625)    ($39,250)         ($117,598)      ($43,244)
                                                      ---------   ----------         ----------      ---------
and XM Radio Preferred Stock Dividend
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Extraordinary loss on extinguishment of debt             ($892)       ($417)           ($1,925)         ($417)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
XM Radio Preferred Stock Dividend and Beneficial           ---        ($745)               ---        ($1,251)
                                                         ------         ---             ------        --------
Conversion Charge
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Consolidated Net Loss Attributable to Common          ($65,517)    ($40,412)         ($119,523)      ($44,912)
Shareholders
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Consolidated Net Loss Per Share                         ($1.32)      ($0.82)            ($2.40)         ($.91)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Consolidated EBITDA                                   ($16,389)    ($27,318)          ($33,056)      ($56,561)
---------------------------------------------------- ---------- ------------   ------------------ --------------
---------------------------------------------------- ---------- ------------   ------------------ --------------
Weighted average shares outstanding                     49,792       49,502             49,741         49,298
---------------------------------------------------- ---------- ------------   ------------------ --------------




                                                         FINANCIAL HIGHLIGHTS
                                               (in thousands, except per share amounts)
                                                              (unaudited)

---------------------------------------------------- ------------------------------- --------------------------------
                                                          Three Months Ended                Six Months Ended
                                                                June 30,                        June 30,
---------------------------------------------------- ------------------------------- --------------------------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
                                                         2001            2000             2001            2000
                                                         ----            ----             ----            ----
---------------------------------------------------- -------------- ---------------- --------------- ----------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
Summary data excluding XM Radio and unusual items:
---------------------------------------------------- -------------- ---------------- --------------- ----------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
Operating Loss                                           ($20,716)        ($22,812)       ($45,933)        ($44,498)
---------------------------------------------------- -------------- ---------------- --------------- ----------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
EBITDA                                                   ($11,881)        ($13,892)       ($28,548)        ($26,749)
---------------------------------------------------- -------------- ---------------- --------------- ----------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
Net Loss                                                 ($34,814)        ($37,740)       ($75,315)        ($73,353)
---------------------------------------------------- -------------- ---------------- --------------- ----------------
---------------------------------------------------- -------------- ---------------- --------------- ----------------
Net Loss Per Share                                         ($0.70)          ($0.76)         ($1.51)          ($1.49)
---------------------------------------------------- -------------- ---------------- --------------- ----------------





------------------------------------------------------------------------ -------------------- -------------------
Balance Sheet Data, Excluding XM Radio                                      June 30, 2001       Dec. 31, 2000
                                                                            -------------       -------------
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Cash and cash equivalents                                                          $5,317               $2,520
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Total assets                                                                     $485,682             $585,079
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Debt and capital leases (incl. Current portions)                                 $474,200             $462,325
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Stockholders' (deficit) equity                                                  ($114,441)             $12,884
------------------------------------------------------------------------ -------------------- -------------------

------------------------------------------------------------------------ -------------------- -------------------
Consolidated Balance Sheet Data                                             June 30, 2001        Dec 31, 2000
                                                                            -------------        ------------
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Cash and cash equivalents                                                          $5,317             $227,423
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Total assets                                                                     $485,682           $1,571,714
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Debt and capital leases (incl. Current portions)                                 $474,200             $725,546
------------------------------------------------------------------------ -------------------- -------------------
------------------------------------------------------------------------ -------------------- -------------------
Stockholders' (deficit) equity                                                  ($114,441)             $12,884
------------------------------------------------------------------------ -------------------- -------------------


                                                        OPERATIONAL HIGHLIGHTS
                                                              (unaudited)

--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Subscribers by Market Segment - as of:                       6/30/00       9/30/00        12/31/00        3/31/01         6/30/01
                                                             -------       -------        --------        -------         -------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Wireless Email                                                15,090        30,653          45,402         63,102          87,636
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Field Service                                                 43,349        43,878          45,465         45,070          40,839
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Transportation                                                71,161        73,637          73,044         74,237          75,185
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Telemetry                                                     14,881        15,121          16,052         18,059          21,045
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Maritime & Other                                              25,562        25,917          25,912         25,563          25,571
                                                              ------        ------          ------         ------          ------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
                                                   Total     170,043       189,206         205,875        226,031         250,276
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------

--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Subscribers by Market Segment - as of:                       6/30/00       9/30/00        12/31/00        3/31/01         6/30/01
                                                             -------       -------        --------        -------         -------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Wireless Email                                                    9%           16%             22%            28%             35%
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Field Service                                                    25%           24%             22%            20%             16%
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Transportation                                                   42%           39%             35%            33%             30%
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Telemetry                                                         9%            8%              9%             8%              8%
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Maritime & Other                                                 15%           13%             12%            11%             11%
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Average Revenue per Subscriber per Month by Market           6/30/00       9/30/00        12/31/00        3/31/01         6/30/01
                                                             -------       -------        --------        -------         -------
Segment
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Wireless Email (see note below)                                  $17           $11             $11            $12             $11
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Field Service                                                    $50           $46             $40            $43             $39
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Transportation                                                   $29           $27             $22            $18             $18
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Telemetry                                                        $25           $26             $27            $14             $12
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Maritime & Other                                                 $57           $78             $71            $70             $94
                                                                 ---           ---             ---            ---             ---
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------
Weighted Average                                                 $38           $37             $31            $28             $27
--------------------------------------------------------- ----------- ------------- --------------- -------------- ---------------


Notes to Motient Q2'01 Un-audited Operational Highlights:

When normalized for late quarter loading of units across all channels, and delayed sell-through in reseller channels, Wireless Email ARPU was $28.